Pursuit Merchant Securities LLC

(A Wholly Owned Subsidiary of Pursuit Advisory LP)
Financial Statements and Supplementary Schedules
Statement of Financial Condition
December 31, 2016

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YYYY) AND ENDING 12/31/2016 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PURSUIT MERCHANT SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 WEST 24TH STREET - 8TH FLOOR
(No. and Street)

NEW YORK	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM DREWRY (212) 256-8180
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNER AMPER LLP
(Name -- *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, WILLIAM DREWRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PURSUIT MERCHANT SECURITIES LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CEO

Title

Notary Public

DAVID LEVER
Notary Public, State of New York
No. 01LE6166345
Qualified in New York County
Commission Expires May 21, 2019

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
Pursuit Merchant Securities, LLC

We have audited the accompanying statement of financial condition of Pursuit Merchant Securities, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pursuit Merchant Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
March 10, 2017

Pursuit Merchant Securities LLC
Statement of Financial Condition
As of December 31, 2016

Assets

Cash	$	1,104,182
Prepaid expenses and other assets		6,342
Total assets	$	1,110,524

Liabilities and Member's Equity

Accrued expenses and other payables	$	40,619
Due to affiliate		198,295
Total liabilities	$	238,914
Member's equity		871,610
Total Liabilities and Member's Equity	$	1,110,524

1. **Organization**

   Pursuit Merchant Securities LLC ("the Company") is a limited liability company established in the state of Delaware on June 4, 2015. On June 29, 2016, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly owned subsidiary of Pursuit Advisory LP ("Parent".) The Company acts as agent in the private placement of securities and will offer M&A advisory services.

   The Company is subject to the exemption provision of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2016.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   Cash
   The Company maintains its cash balance with one financial institution, which at times may exceed federally insured limits. In the event of the financial institution's insolvency, recovery of cash may be limited.

   Revenue Recognition
   The Company recognizes revenues in accordance with ASC Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. Fees from financial advisory assignments are recognized in revenue when the services related to the underlying transaction are completed under the terms of the assignment. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency.

   Income Taxes
   The Company was organized as a single-member limited liability company and is treated as a disregarded entity for tax purposes, accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. The Company is subject to New York City unincorporated business tax, a provision for which it recognizes and pays to the parent on its behalf.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition and intercompany expense-sharing arrangements. Actual results could differ from these estimates.

3. **Related Party Transaction**

On June 29, 2016, the Company and Parent entered into an Administrative Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Parent, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by Parent who provide services to the Company. As of December 31, 2016, $198,295 of expenses was due under the Expense Sharing Agreement, which is included as due to affiliate on the accompanying statement of financial condition.

4. **Member's Equity**

For the period ended December 31, 2016, $987,500 was contributed by the members.

5. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $5,000 or 12.5% aggregate indebtedness. At December 31, 2016, net capital of $865,268, exceeded the required net capital minimum of $29,864 by $835,404.